Filed Pursuant to Rule 424(b)(3)
Registration No. 333-68513-03

SUPPLEMENT
To Prospectus Supplement dated February 24, 1999

$284,147,098 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION
Mortgage Pass-Through Certificates, Series 1999-ALS1

Structured Asset Securities Corporation
Depositor

Aurora Loan Services Inc.
Master Servicer

On February 26, 1999, the Structured Asset Securities Corporation Mortgage Pass-Through Certificates, Series 1999-ALS1 (the "Certificates") were issued in an original aggregate principal amount of approximately $284,147,098. Each Certificate represented an undivided interest in the Trust Fund created pursuant to a Trust Agreement dated as of February 1, 1999 by and among Structured Asset Securities Corporation, as Depositor, Aurora Loan Services Inc., as Master Servicer, and The Chase Manhattan Bank, as Trustee. This Supplement to the above-referenced Prospectus Supplement (the "Prospectus Supplement") supplements and updates certain of the information with respect to the mortgage loans. Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus Supplement.

The information contained in the attached monthly report to Certificateholders is to be read as part of the Prospectus Supplement.

The Date of this Supplement is December 17, 2003.

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 1999-ALS1

Statement to Certificateholders

November 25, 2003

DISTRIBUTION IN DOLLARS

CLASS	ORIGINAL FACE VALUE	BEGINNING PRINCIPAL BALANCE	PRINCIPAL	INTEREST	TOTAL	REALIZED LOSSES	DEFERRED INTEREST	ENDING PRINCIPAL BALANCE
A1	152,951,000.00	26,788,766.00	3,761,044.59	154,035.40	3,915,079.99	0.00	0.00	23,027,721.41
AP1	933,405.00	246,112.22	13,437.59	0.00	13,437.59	0.00	0.00	232,674.63
A2	76,965,000.00	7,011,656.93	1,114,820.65	39,440.57	1,154,261.22	0.00	0.00	5,896,836.28
AP2	784,915.00	147,437.18	10,147.17	0.00	10,147.17	0.00	0.00	137,290.01
A3	33,914,000.00	6,671,647.18	632,970.15	36,416.07	669,386.22	0.00	0.00	6,038,677.03
AP3	844,678.00	120,273.88	4,243.85	0.00	4,243.85	0.00	0.00	116,030.03
B1	8,662,000.00	8,063,883.70	12,206.34	46,367.33	58,573.67	0.00	0.00	8,051,677.36
B2	6,351,000.00	5,912,459.65	8,949.72	33,996.64	42,946.36	0.00	0.00	5,903,509.93
B3	2,741,000.00	2,551,732.29	3,862.57	14,672.46	18,535.03	0.00	0.00	2,547,869.72
B4	1,443,000.00	1,343,359.99	2,033.45	7,724.32	9,757.77	0.00	0.00	1,341,326.54
B5	865,000.00	805,271.24	1,218.94	4,630.31	5,849.25	0.00	0.00	804,052.30
B6	2,318,513.06	2,089,528.92	3,162.93	12,014.79	15,177.72	0.00	0.00	2,086,365.99
R	100.00	100.00	0.00	0.00	0.00	0.00	0.00	100.00
TOTALS	288,773,611.06	61,752,229.18	5,568,097.95	349,297.89	5,917,395.84	0.00	0.00	56,184,131.23
AX2	76,965,000.00	7,011,656.93	0.00	876.46	876.46	0.00	0.00	5,896,836.28
AX3	33,914,000.00	6,671,647.18	0.00	1,945.90	1,945.90	0.00	0.00	6,038,677.03

FACTOR INFORMATION PER $1000 OF ORIGINAL FACE

CLASS	CUSIP	BEGINNING PRINCIPAL	PRINCIPAL	INTEREST	TOTAL	ENDING PRINCIPAL
A1	863572zj5	175.14606639	24.58986597	1.00708985	25.59695582	150.55620042
AP1	863572zk2	263.67141809	14.39631243	0.00000000	14.39631243	249.27510566
A2	863572zl0	91.10188956	14.48477425	0.51244813	14.99722237	76.61711531
AP2	863572zm8	187.83840288	12.92773103	0.00000000	12.92773103	174.91067186
A3	863572zt3	196.72250929	18.66397800	1.07377691	19.73775491	178.05853129
AP3	863572zu0	142.39021260	5.02422225	0.00000000	5.02422225	137.36599035
B1	863572zp1	930.94939968	1.40918264	5.35295890	6.76214154	929.54021704
B2	863572zq9	930.94940167	1.40918281	5.35295859	6.76214140	929.54021886
B3	863572zr7	930.94939438	1.40918278	5.35295877	6.76214155	929.54021160
B4	863572zw6	930.94940402	1.40918226	5.35295911	6.76214137	929.54022176
B5	863572zx4	930.94941040	1.40917919	5.35295954	6.76213873	929.54023121
B6	863572zy2	901.23664000	1.36420625	5.18211012	6.54631637	899.87243376
R	863572zs5	1,000.00000000	0.00000000	0.00000000	0.00000000	1,000.00000000
TOTALS		213.84304803	19.28187943	1.20959075	20.49147018	194.56116860
AX2	863572zn6	91.10188956	0.00000000	0.01138777	0.01138777	76.61711531
AX3	863572zv8	196.72250929	0.00000000	0.05737748	0.05737748	178.05853129

PASS-THROUGH RATES

CLASS	CURRENT PASS-THRU RATE
A1	6.900000 %
AP1	0.000000 %
A2	6.750000 %
AP2	0.000000 %
A3	6.550000 %
AP3	0.000000 %
B1	6.900000 %
B2	6.900000 %
B3	6.900000 %
B4	6.900000 %
B5	6.900000 %
B6	6.900000 %
R	0.000000 %
AX2	0.150000 %
AX3	0.350000 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 1999-ALS1

November 25, 2003

Sec. 4.03(i)	Unscheduled Principal Amounts	5,467,479.04
	Group 1 Unscheduled Principal	3,744,585.73
	Group 2 Unscheduled Principal	1,116,622.70
	Group 3 Unscheduled Principal	606,270.61
Sec. 4.03(iv)	Aggregate Advances	421,791.09
	Group 1 Advances	240,571.71
	Group 2 Advances	105,691.11
	Group 3 Advances	75,528.27
Sec. 4.03(v)	Ending Principal Balance	56,184,131.83
	Group 1 Principal Balance	35,471,430.06
	Group 2 Principal Balance	12,189,203.55
	Group 3 Principal Balance	8,523,498.22
	Group 1 Weighted Average Net Rate	6.856745 %
	Group 2 Weighted Average Net Rate	6.823632 %
	Group 3 Weighted Average Net Rate	6.809513 %
Sec. 4.03(vii)	Current Period Realized Losses	0.00
	Group 1 Current Period Realized Losses	0.00
	Group 2 Current Period Realized Losses	0.00
	Group 3 Current Period Realized Losses	0.00
	Bankruptcy Losses	0.00
	Fraud Losses	0.00
	Special Hazard Losses	0.00
	Bankruptcy Loss Amount	100,000.00
	Fraud Loss Amount	1,042,719.48
	Special Hazard Loss Amount	3,498,996.56
	Servicing Fees (includes Retained Interest)	20,140.26
	Sub-Servicing Fees	15,438.06
	Trustee Fees	411.68

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 1999-ALS1

November 25, 2003

Sec. 4.03(ix)   Number and Aggregate Principal Amounts of Mortgage Loans in Delinquency

Group 1			
Category	Number	Principal Balance	Percentage
1 Month	1	250,644.88	0.71 %
2 Month	0	0.00	0.00 %
3 Month	1	425,702.72	1.20 %
Total	2	676,347.60	1.91 %

Group 2			
Category	Number	Principal Balance	Percentage
1 Month	2	1,973,598.12	16.19 %
2 Month	0	0.00	0.00 %
3 Month	1	103,018.98	0.85 %
Total	3	2,076,617.10	17.04 %

Group 3			
Category	Number	Principal Balance	Percentage
1 Month	0	0.00	0.00 %
2 Month	0	0.00	0.00 %
3 Month	0	0.00	0.00 %
Total	0	0.00	0.00 %

Group Totals			
Category	Number	Principal Balance	Percentage
1 Month	3	2,224,243.00	3.96 %
2 Month	0	0.00	0.00 %
3 Month	2	528,721.70	0.94 %
Total	5	2,752,964.70	4.90 %

Number and Aggregate Principal Amounts of Mortgage Loans in Foreclosure

Group 1		
Number	Principal Balance	Percentage
1	381,258.32	1.07 %

Group 2		
Number	Principal Balance	Percentage
0	0.00	0.00 %

Group 3		
Number	Principal Balance	Percentage
0	0.00	0.00 %

Group Totals		
Number	Principal Balance	Percentage
1	381,258.32	0.68 %

Sec. 4.03(x)   Number and Aggregate Principal Amounts of REO Loans

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 1999-ALS1

November 25, 2003

Group 1		
Number	Principal Balance	Percentage
0	0.00	0.00 %

Group 2		
Number	Principal Balance	Percentage
0	0.00	0.00 %

Group 3		
Number	Principal Balance	Percentage
0	0.00	0.00 %

Group Totals		
Number	Principal Balance	Percentage
0	0.00	0.00 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 1999-ALS1

November 25, 2003

Sec. 4.03(viii)	Aggregate Outstanding Interest Shortfalls	
	Class a1 shortfall	0.00
	Class a2 shortfall	0.00
	Class ax2 shortfall	0.00
	Class a3 shortfall	0.00
	Class ax3 shortfall	0.00
	Class b1 shortfall	0.00
	Class b2 shortfall	0.00
	Class b3 shortfall	0.00
	Class b4 shortfall	0.00
	Class b5 shortfall	0.00
	Class b6 shortfall	0.00
	Class r shortfall	0.00
Sec. 4.03(viv)	Aggregate Outstanding Prepayment Interest Shortfalls	
	Class a1 shortfall	0.00
	Class a2 shortfall	0.00
	Class ax2 shortfall	0.00
	Class a3 shortfall	0.00
	Class ax3 shortfall	0.00
	Class b1 shortfall	0.00
	Class b2 shortfall	0.00
	Class b3 shortfall	0.00
	Class b4 shortfall	0.00
	Class b5 shortfall	0.00
	Class b6 shortfall	0.00
	Class r shortfall	0.00